UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 29 March 2019

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Gold Fields publishes 2018 Integrated Annual Report

Johannesburg, 29 March 2019: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) today published its Integrated Annual Report 2018 (IAR) and a number of associated reports on its website.

These are the statutory Annual Financial Report 2018, including the Governance Report, containing the audited consolidated financial statements for the year ended 31 December 2018, the 2018 Mineral Resources and Mineral Reserves Supplement, the Notice to Shareholders of the Annual General Meeting (AGM) and Gold Fields' Global Reporting Initiative (GRI) Report 2018. The IAR will be posted to shareholders on Friday, 29 March 2019.

The IAR and the Annual Financial Report incorporate all aspects of the Group's business, including reviews of the South African, West African, Australian and South American operations, the Group's project activities, as well as detailed financial, operational and sustainable development information.

KPMG Inc. have audited the financial statements for the year ended 31 December 2018, including the Annual Financial Report, and their unmodified audit report is open for inspection at the Company's offices.

The Integrated Annual Report, the Notice to Shareholders of the AGM, the Annual Financial Report, the Mineral Resources and Mineral Reserves Supplement and the GRI Content Index are available at www.goldfields.com.

Mineral Resources and Mineral Reserves Supplement 2018

The Gold Fields Mineral Resources and Mineral Reserves Supplement 2018 contains a comprehensive overview of Gold Fields' Mineral Resource and Mineral Reserve status as well as a detailed breakdown for its operations and projects.

As at 31 December 2018, Gold Fields had attributable gold Mineral Reserves of 48 million ounces (2017: 49 million ounces) and gold Mineral Resources of 97 million ounces (2017: 104 million ounces). In addition, the attributable copper Mineral Reserves totalled 691 million pounds (2017: 764 million pounds) and copper Mineral Resources

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile +27 82 312 8692
email   Avishkar.Nagaser@
         goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile +27 72 493 5170
email   Thomas.Mengel@
         goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile +27 83 260 9279
email   Sven.Lunsche@
         goldfields.com

Directors: C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], P J Bacchus[†], T P Goodlace, C E Letton^, P Mahanyele, R P Menell, S P Reid^, Y G H Suleman
^Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: MML Mokoka

4,816 million pounds (2017: 4,881 million pounds). Silver Reserves are 39 million ounces and silver Resources 44 million ounces. Stated figures are net of annual production depletion.

The SAMREC Code compliant Mineral Reserves are based on gold, copper and silver prices of US$1,200/oz (A$1,600/oz, R525,000/kg), US$2.50/lb (increasing to US$2.80/lb from 2020 onwards), and US$17.50/oz respectively. Relevant tonnes, grades, classification, reconciliations and Competent Persons are detailed in the Supplement.

Notice of Annual General Meeting (AGM)

Notice is given to Shareholders of the AGM of the Company to be held at 150 Helen Road, Sandown, Sandton, on Tuesday, 21 May 2019 at 15:00. The AGM will transact the business as stated in the Notice of that meeting, a copy of which can be found with the Integrated Annual Report on the company's website at www.goldfields.com.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) is Friday, 10 May 2018. Therefore the last day to trade in order to be registered in the Company's securities register as at the record date is Tuesday, 7 May 2018.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with eight operating mines, (including our Asanko JV), and projects in Australia, Chile, Ghana, Peru and South Africa, and total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around 48.1Moz and gold Mineral Resources of around 96.6Moz. Attributable copper Mineral Reserves total 691 million pounds and Mineral Resources 847 million pounds, while silver Reserves total 39.3Moz and Resources 43.7Moz. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with a secondary listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 29 March 2019

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer